ARTIN CONSULTING

1000 Las Vegas Blvd, Ste 241

Las Vegas, NV 89110

April 5, 2017

Securities and Exchange Commission

Attn: Heather Percival

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Artin Consulting Inc

Registration Statement on Form S-1A

Filed March 17, 2017

File No. 333-216026

On behalf of Artin Consulting Inc (the “Company”), here is the response to the comments set forth in the letter from Mr. Russell Mancuso of the U.S. Securities and Exchange Commission dated March 29, 2017, related to the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff comments in the order in which they were set forth in the Staff letter. They are numbered accordingly, with the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Kateryna Malenko

Prospectus Front Cover

1.        We note your response to prior comment 1, however, your prospectus cover page appears on pages i and ii. Please revise to limit your prospectus cover to one page; see Regulation S-K Item 501(b). Also, where your prospectus cover highlights the risk factors section of your document as required by Regulation S-K Item 501(b)(5), please refer to the page where your risk factors section appears in your prospectus, rather than page 1 that you cite elsewhere on the cover.

Response: The Cover has been revised.

Price per share, page 3

2.        Please address prior comment 4 as it applies to this section. Also, please reconcile your disclosure that the selling shareholders will sell the securities at the fixed price of $0.01 for the duration of the offering with your disclosures on page 17 regarding your anticipation that the selling shareholders “will sell their shares directly into any market created” and that you “cannot predict the price at which shares may be sold.” (Prior comment 4 We note your disclosure on your prospectus cover that you are a shell company and that the selling shareholders are underwriters who must sell their respective shares at the disclosed fixed price for the duration of the offering. Please revise your disclosure on page 3 and throughout your prospectus to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price.)

Response: Revised and reconciled to reflect fixed price.

Risk Factors, page 5

3. Please expand your response to prior comment 12 to address the countries mentioned in the second sentence under the caption “Business Overview” on page 1 of your prospectus. (Prior comment 12 In appropriate risk factors, please clearly describe the specific risks related to the countries in which you intend to operate.)

Response: The company plans operations in the United States and the Ukraine, in a consulting capacity and doesn’t anticipate any specific risks in either country and therefore hasn’t included risks as there are no none risks.

Due to the company’s headquarters being located outside the United States, page 5

4. Please expand your response to prior comment 5 to address any material risks that United States stockholders face in bringing an original action in foreign courts to enforce liabilities based on the United States federal securities laws. Prior comment 5

We note your disclosure on page 15 indicating that your officer is a “non-U.S. person.” Please provide us your analysis of whether the location of your officer and assets presents a material risk to United States investors who may be seeking to enforce their rights and remedies under the United States federal securities laws. Address in your response the risk United States stockholders face in:

- effecting service of process within the United States; - enforcing judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws; enforcing judgments of United States courts based on civil liability provisions of the United States federal securities laws in foreign courts; and bringing an original action in foreign courts to enforce liabilities based on the United States federal securities laws.

Response: It has been Revised to reflect wording, “ Since all our assets will be located out of the United States it may be difficult or impossible for U.S. investors to collect a judgment against us, based on the civil liability provisions of the United States federal security laws

Enforcing judgments of United States courts based on civil liability provisions of the U.S. federal securities laws in foreign courts and bringing an original action in foreign courts to enforce liabilities based on the US federal securities laws”

Potential conflicts of interest may result in a loss of business page 5

5. We note your response to prior comment 8. Please clarify the differences between the business of the registrant and Kat Consulting. (Prior comment 8 Please revise your risk factor to disclose the “other employment opportunities” and “other personal and professional interests” that may create a conflict of interest for your officer.)

Response: Revised, now stating, “Kateryna Malenko is involved in other employment opportunities and may periodically face a conflict in selecting between ARTIN CONSULTING INC. and Kat Consulting, which at this time is her private holding company with no operations as of yet. “ Ms Malenko has not determined what she may do with her private company Kat Consulting and reserves the right to use it in the future as she feels best suits her personal advancement.

6. We note your removed caption in response to prior comment 9. Please present the last paragraph on page 5 as a separate risk factor under a caption that adequately and accurately describes the risks discussed in that paragraph.

Response: Revision has been made.

If we do not file a Registration Statement on Form 8-A .. . ., page 10

7. Please revise your disclosure added in response to prior comment 13 to clarify when the Section 15(d) automatic suspension of reporting obligations occurs. Also, please tell us why you disclose that filing reports relating to “stock ownership and stock trading activity” is “[i]n addition” to the automatic suspension; it is unclear why you indicate that trading activity reports would be required due to a suspension. (Prior comment 13 Please address in this risk factor the automatic suspension of reporting obligations in Exchange Act Section 15(d) if you do not register your securities under the Section 12(g). )

Response: Revised now added “After this offering, ARTIN CONSULTING INC. will file periodic and current reports with the Securities and Exchange Commission as required to maintain the fully reporting status.”

Our status as an "emerging growth company" under the JOBS Act OF 2012 ....., page 12

We reference your response to prior comment 14. We see that on page 12 you continue to state that you will have an extended transition period for complying with new or revised financial accounting standards yet on pages 2 and 21 you state that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards. Please clarify your election in the next amendment. (Prior comment 14 Please reconcile the risk factor disclosure that you elected to take advantage of the extended transition period for new accounting standards with disclosure elsewhere in your document that you have irrevocably opted out of the extended transition period election)

Response: It has been revised.

The shares eligible for future sale, page 14

9. We note your response to prior comment 16. However, your disclosure in the third sentence of this risk factor does not reconcile with the last sentence of the first paragraph on page 23. Please clarify your disclosure in this risk factor regarding when your CEO’s shares become eligible for sale in reliance on Rule 144. (Prior comment 16 Please reconcile your disclosure in this risk factor with your disclosure in the first paragraph on page 23. )

Response: It has been revised.

Number of total employees., page 21

10. We note your revised disclosure in response to prior comment 20. However, here and in other places, such as pages 3 and 9, you refer to “officers.” Please reconcile these disclosures with your disclosure on page 26 that indicates you have only one officer. (Prior comment 20

Please reconcile your disclosure in the last paragraph on page 18 that your “directors” have verbally agreed to advance additional funds to complete this offering with your disclosure on page 3 that only one director has verbally agreed to advance additional funds and your disclosure on page 24 that there are currently no verbal agreements between you and your “officers and directors.” Please also reconcile your multiple references to “officers” in your registration statement, such as on pages 3, 9, 21 and 22, with your disclosure on page 26 that you have only one officer.)

Response: Document has been revised to reflect only one officer throughout.

Background of Directors, Executive Officers, Promoters and Control Persons.., page 27

11. We note your response to prior comment 25. However, the first sentence of this section states that your officer has been “self-employed since 2011,” but the fifth sentence of the same paragraph states she was “a project manager for [MMS Group LTD].” Please reconcile these statements. (Prior comment 25 Please reconcile the first sentence of this section that your officer has been self-employed since 2011 with your disclosure that your officer was working as a junior business consultant and then project manager at MMS Group LTD in 2011.)

Response: Ms Malenko has been self employed since 2011, one of her self-employment positions was when she worked as project manager for MMS Group LTD in Kiev, (not on their payroll) working with them as a consultant in this capacity.

12. We note your response to prior comment 26. However, no changes disclosing the principal business of each corporation or organization in which your officer and directors carried on occupations or employment as required by Regulation S-K Item 401(e)(1) appear to have been made. Please revise to provide such disclosure. (Prior comment 26 Please disclose the principal business of each corporation or organization in which occupations or employment were carried on as required by Regulation S-K Item 401(e)(1).)

Response: That section has been revised to include details of the companies the directors have worked with.

Security Ownership of Certain Beneficial Owners and Management, page 29

13. We note your response to prior comment 27. Please expand your revised disclosure to include the address of each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, please revise to clarify whether the individuals named in footnotes 3 and 4 are the natural persons who exercise voting and dispositive powers with respect to the shares held in the name of the relevant entity identified in the table. (Prior comment 27 Please disclose the name and address of each beneficial owner of more than five percent of your common stock as required by Regulation S-K Item 403. Also, with respect to each such beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of that entity. We note for example the greater then five percent owners that you mention on page 16. )

Response: Revision has been made with details added.

Reports to Security Holders, page 30

14.         We note your revised disclosure in response to prior comment 28. Please reconcile your statement that you are filing a Form 8-A “concurrently with this registration” with the added disclosure that you will file the Form 8-A “at or prior to December 31, 2017.” (Prior comment 28 Please reconcile your disclosure here that you will file a Form 8-A concurrently with this registration with your disclosure in the second risk factor on page 10 that you intend to voluntarily file a Form 8-A at or prior to December 31, 2017.)

Response: It has been reconciled.

Financial Statements page 31

15. We note the change the change made to the Statement of Stockholders’ Equity in response to prior comment 29. However, we see that net cash provided by financing activities in the Statement of Cash Flows continues to be mathematically inaccurate. Please revise as appropriate. (Prior comment 29 Please revise to present Statements of Stockholders’ Equity and of Cash Flows that are mathematically accurate.)

Response: Cash Flow has been corrected, Proceeds from common stock issued to officer and director was a typo and has been corrected to show 23,000.

Item 15. Recent Sales of Unregistered Securities page II-3

16. We note your response to prior comment 30. Please reconcile the jurisdiction of incorporation of your shareholders disclosed on page 29 with your disclosure here and on page 15 regarding the sales being to non-U.S. persons. Address clearly in your response how Regulation S was available to exempt the transactions from registration. (Prior comment 30 Please tell us where the entities listed in your selling shareholder table are incorporated, and tell us how that location is consistent with your conclusion you were able to rely on Regulation S for your unregistered offerings. See Rule 902(k) of Regulation S.)

Response: It has been reconciled.

Signatures, page II-7

17. We note your revisions in response to prior comment 31. Please include the date of the first signature on this page. Also, reconcile the location of signature that you have disclosed on this page with your response to prior comment 22 that the address is a mail box. (Prior comment 31 Please do not alter the language that Form S-1 requires to appear on the Signatures page. We note your omission of required language from the first sentence.)

Response: Noted and will be included. The original S-1 was dated February 13, 2017. The Officer Kateryna Malenko signs the document electronically, from her residence in the Ukraine. The Director Holly Roseberry resides in Nevada from where she also signs electronically. They are not at the company address, which is a mail box when they sign the filing.

Exhibit 5.1

18. Please file the revised legality opinion you mention in your responses to prior comments 32 and 33.

Response: It is filed.